Exhibit 99.01

Rules of the Avast plc

Long Term Incentive Plan

Effective	August 12, 2019
Adopted by the Avast Board	May 9, 2018
Approved by the Avast plc Shareholders	May 9, 2018
Amended by the Board	September 9, 2022

Table of contents

1.	Definitions	3

2.	Grant of Awards	7

3.	Determination of Vesting Date	8

4.	Dividend Equivalent	9

5.	Grant Limits	9

6.	Vesting of Awards	9

7.	Consequences of Vesting	10

8.	Exercise of Options	11

9.	Holding Period	12

10.	Cash Alternative	13

11.	Malus and Clawback	14

12.	Cessation of Employment or Engagement	15

13.	Takeovers and other Corporate Events	15

14.	Adjustment of Awards	16

15.	Changes to Performance Conditions	17

16.	Tax Withholding	18

17.	General Rules about Shares	18

18.	Participation in Plan	19

19.	Administration and Amendment	19

20.	Data Protection	20

21.	Section 409A	20

22.	Third Party Rights	20

23.	Termination	20

24.	Governing Law and Jurisdiction	21

Long Term Incentive Plan

1.	Definitions

1.1.	In these Rules, the following words and phrases have the following meanings:

“Amendment Effective Date” means September 9, 2022;

“Avast Board” means the board of directors of Avast plc, a company incorporated in England and Wales with registered company number 07118170;

“Award” means a Restricted Stock Unit, a Performance Stock Unit, an Option or other cash settled equivalents, including Pre-Transaction Awards and Post-Transaction Awards, granted under and subject to the Rules;

“Award Agreement” means with respect to each Award, the signed written agreement (which may be in electronic form) between the Company and the Participant setting forth the terms and conditions of the Award;

“Bad Leaver” means a Participant that becomes a Leaver by reason of dismissal for gross misconduct or voluntary resignation;

“Board” means the board of directors of NortonLifeLock from time to time or a duly authorised committee of that board, including the Committee;

“Cessation Date” means the earlier of: (i) the date on which notice of termination of employment or engagement is given or received by a Participant; and (ii) the date on which the Participant actually ceases to be an Employee;

“Change of Control” means, after the Amendment Effective Date, completion of a transaction or series of transactions as follows: (a) a dissolution or liquidation of the Company, (b) the consummation of a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned Subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants), (c) the consummation of a merger in which the Company is the surviving corporation but after which the stockholders of the Company (other than any stockholder which merges (or which owns or controls another corporation which merges) with the Company in such merger) cease to own their shares or other equity interests in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the consummation of any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company from or by the stockholders of the Company);

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Committee” means the Compensation and the Leadership Development Committee of the Board;

“Company” means NortonLifeLock;

“Dividend Equivalent” means an amount equivalent to the dividends that would have been paid to the Participant if the Participant had been the legal and beneficial owner of the Shares subject to the Award during the period between the Date of Grant and the Vesting Date (or, where an Award is structured as an Option and the Board determines the Shares under that Option shall be subject to a Holding Period, the date of expiry of the Holding Period or, if earlier, the date of exercise of the Option);

“Date of Grant” means the date on which the Board resolves to grant an Award in accordance with Rule 2 (Grant of Awards);

“Disability” means a disability, whether temporary or permanent, partial or total, within the meaning of Section 22(e)(3) of the Code, as determined by the Committee;

“Early Vesting Date” means either:

a)	the later of:

i.	the Cessation Date of a Participant in the circumstances referred to in Rule 12.1 (or such other later date determined by the Board in such circumstances); and

ii.	early determination of any Performance Condition relating to such Cessation Date; or

b)	the date of a Relevant Event in Rule 13.1 (General Offers), Rule 13.2 (Schemes of Arrangement and Winding Up) or the date of Vesting referred to in Rule 13.3 (Demergers and Similar Events);

“Employee” means any employee or executive director of the Company or any Group Company, provided that Post-Transaction Awards may not be granted to individuals who are employees or directors of NortonLifelock or its Subsidiaries immediately before the closing of the Transaction;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Exercise Period” means the period commencing on the date on which an Option Vests and expiring on the earlier of: (i) the eve of the tenth anniversary of the Award’s Date of Grant; and (ii) any other date determined by the Board on or prior to the Date of Grant;

“Exercise Price” means the amount payable on the exercise of an Option, per Share acquired at such time, which shall be no less than the closing price on the Date of Grant, the dealing day before the Date of Grant or the average closing price for a period determined by the Board, provided that the Exercise Price for an Option granted to a U.S. Taxpayer shall in all events be no less than the “fair market value” of a Share on the Date of Grant in accordance with the provisions of Section 409A of the Code;

“Family Member” means, in relation to a Participant, his or her spouse or civil partner and/or his lineal descendants by blood or adoption and/or his step-children;

“Family Trust” means, in relation to a Participant, a trust (whether arising under a settlement, declaration of trust, testamentary disposition or on an intestacy) or company, partnership or other corporate vehicle in respect of which the only beneficiary or owner (and the only person capable of being beneficiary or owner) is the Participant;

“Financial Year” means a financial year of the Company;

“Group Company” means the Company, its direct and indirect parent undertakings from time to time and any subsidiary undertakings of the Company or the Company’s direct and indirect parent undertakings from time to time. “Group” shall be construed accordingly;

“Holding Period” means the period starting on an Award’s Vesting Date;

“Holding Shares” has the meaning set out in Rule 7.2 (Performance Stock Unit);

“ITEPA” means the Income Tax (Earnings and Pensions) Act 2003;

“Leaver” means a Participant who has ceased to be an Employee, and a Participant will be treated as ceasing to be an Employee on their Cessation Date;

“Market Value” in relation to a Share means, as of any date, the value of a share of the Company’s Share determined as follows: (a) if such Share is then quoted on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market (collectively, the “Nasdaq Market”), its closing price on the Nasdaq Market on the date of termination as reported in The Wall Street Journal or such other source as the Board or Committee deems reliable; (b) if such Share is publicly traded and is then listed on a national securities exchange, its closing price on the date of termination on the principal national securities exchange on which the Share is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Board or Committee deems reliable; (c) if such Share is publicly traded but is not quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Board or Committee deems reliable; or (d) if none of the foregoing is applicable, by the Board or Committee in good faith;

“NASDAQ” means the National Association of Securities Dealers Automated Quotations;

“NortonLifeLock” means NortonLifeLock Inc., a Delaware corporation;

“NortonLifeLock Plan” means the NortonLifeLock Inc. 2013 Equity Incentive Plan;

“Option” means a right to acquire Shares at the Exercise Price following Vesting, the Vesting of which is subject to (a) time conditions and not to any Performance Conditions for Pre-Transaction Awards, and (b) time conditions and Performance Conditions for Post-Transaction Awards, as determined by the Board;

“Participant” means an Employee who holds an Award or, following that person’s death, his or her personal representative(s);

“Performance Condition” means a performance condition determined by the Board in accordance with Rule 2.2 and set out in the Award Agreement;

“Performance Period” means the period of three Financial Years commencing from the beginning of the Financial Year in which the Date of Grant falls, or such other period as may be determined by the Board and specified in the Award Agreement, over which any Performance Condition shall be assessed;

“Performance Stock Unit” means a conditional right to receive a Share, the Vesting of which is subject to Performance Condition(s);

“Plan” means the “Avast Plc Long Term Incentive Plan”, as amended from time to time;

“Post-Transaction Awards” means Awards that are granted to the Participants eligible under the Plan as in effect at or after the Amendment Effective Date (i.e., Awards other than Pre-Transaction Awards);

“Pre-Transaction Awards” means Awards that were granted to the Participants eligible under the Plan as in effect at the time of the original grant of such Awards and prior to the Amendment Effective Date (i.e., Awards other than Post-Transaction Awards);

“Relevant Event” means a demerger, special dividend or other similar event;

“Restricted Stock Unit” means a conditional right to receive a Share, the Vesting of which is subject to time conditions and not to any Performance Conditions;

“Rules” means these rules of the Plan, as amended from time to time;

“SA Award” means a synergy accelerated Award, which means a Pre-Transaction Award which either: (a) has a date of grant before 12 August 2021; or (b) was granted or approved in principle at meetings of the Renumeration Committee (or sub-committee thereof) of Avast Plc on 9 August or 12 August 2021 and to which the acceleration provided for in Rule 12.1 may apply;

“Share” means a fully paid share of the common stock of the Company with a par value of $0.01 per share;

“Subsidiary” means any corporation (other than NortonLifeLock) in an unbroken chain of corporations beginning with NortonLifeLock if, at the time of granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain;

“Tax Liability” means all tax (including but not limited to income tax and employee social security contributions and any other statutory deductions) payable by the Employee or by any Group Company on the Employee’s behalf in respect of an Award;

“Transaction” means the recommended merger of Avast plc with the Company, effected through an acquisition of Avast plc by Nitro Bidco Limited, a wholly-owned subsidiary of the Company;

“U.S. Taxpayer” means a Participant who is subject to United States federal income tax;

“Vest” means:

a) in relation to an Option, it becoming exercisable; and

b) in relation to a Restricted Stock Unit and a Performance Stock Unit, a Participant becoming entitled to have Shares allotted or transferred to them (or their nominee) subject to the Rules, and “Vesting” and “Vested” shall be construed accordingly;

“Vested Shares” means those Shares in relation to which an Award has Vested on the Vesting Date in accordance with Rule 7 (Consequences of Vesting);

“Vesting Date” means the date(s) set out in Rule 3 (Determination of Vesting Date); and

“Vesting Period” means: (a) in the case of an Option or an Award comprising a Restricted Stock Unit, the period of three years commencing at the start of the Date of Grant; and (b) in the case of an Award comprising a Performance Stock Unit, the period from the Date of Grant until the Vesting Date.

1.2.	Where the context so permits, the singular shall include the plural and vice versa and a reference to one gender shall include references to other genders.

1.3.	The table of contents and headings are inserted for convenience only and do not affect the interpretation of this Plan.

1.4.	Any reference to a statutory provision is to be construed as a reference to that provision as for the time being amended or re-enacted and shall include any regulations or other subordinate legislation made under it.

2.	Grant of Awards

2.1.	The Board may grant an Award to any Employee at any time permitted by law, provided that no Award may be granted after May 9, 2028, being the tenth anniversary of the date the Plan was originally adopted by the Avast Board. Each Participant shall comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers and/or directors of the Company.

2.2.	If the Board determines to grant Awards under Rule 2.1 then it shall, at the Date of Grant, determine in relation to each Award:

a)	the Employee to whom the Award shall be granted;

b)	whether the Award is:

i.	a Performance Stock Unit;

ii.	a Restricted Stock Unit;

iii.	an Option; or

iv.	a cash settlement equivalent;

c)	subject to Rule 4.1, whether the Award will carry a Dividend Equivalent right

d)	subject to Rule 3 (Determination of Vesting Date), the Award’s Vesting Date(s);

e)	the Vesting Period;

f)	in the case of an Option, its related Exercise Price;

g)	in the case a Performance Stock Unit, the Performance Period;

h)	in the case of a Performance Stock Unit, the Performance Condition(s) (if any), which shall be objective and shall relate to the performance of the Company and/or the Group and/or the Participant; and

i)	such additional conditions as the Board may determine.

2.3.	Unless otherwise determined by the Board, no consideration shall be payable by a Participant for the grant of an Award.

2.4.	Following the Date of Grant, the Board shall provide an Award Agreement (which may be in electronic form) to each Participant. The Award Agreement may provide for additional or alternative terms and in the event of a conflict between the Award Agreement and the Rules. The Award Agreement shall prevail unless otherwise specified in the Rules.

2.5.	An Award is personal to the Participant to whom it has been granted and shall not be capable of being assigned, transferred, charged, pledged, mortgaged or encumbered in any way whatsoever by a Participant. This Rule 2.5 shall not prevent the transmission of an Award to the personal representative(s) of a deceased Participant.

2.6	Following the Amendment Effective Date, the Board may grant Post-Transaction Awards to Employees. The Post-Transaction Awards may be granted under the terms of this Plan or the terms of NortonLifeLock Plan, the terms of which are incorporated herein and made a part of this Plan; provided that any provision of the NortonLifeLock Plan that would require the approval of shareholders under the listing requirements of NASDAQ and provision related to the granted of incentive stock options will not be incorporated herein.

3.	Determination of Vesting Date

3.1.	Unless otherwise determined by the Board, the Vesting Date of an Award comprising Performance Stock Units shall be the later of:

a)	the third anniversary of the Date of Grant; and

b)	the date on which the Board determines if, and the extent to which, the Performance Conditions (and any other condition imposed on the Vesting of the Award) have been satisfied in accordance with Rule 6.1 (Determination of Performance Conditions).

With respect to Post-Transaction Awards, except as may be set forth in the Participant’s Award Agreement, Vesting ceases and the Post-Transaction Awards will lapse on such Participant’s Cessation Date (unless determined otherwise by the Board).

3.2.	Unless otherwise determined by the Board, an Award comprising Restricted Stock Units shall Vest in one of the following ways, as determined by the Board in its discretion:

a)	in three equal proportions over the Vesting Period;

b)	on the third anniversary of the Date of Grant; or

c)	over such other period as the Board may determine, and each such date shall be a Vesting Date.

With respect to Post-Transaction Awards, except as may be set forth in the Participant’s Award Agreement, Vesting ceases and the Post-Transaction Awards will lapse on such Participant’s Cessation Date (unless determined otherwise by the Board).

3.3.	Unless otherwise determined by the Board, an Option will Vest and become exercisable either in three equal proportions over the Vesting Period, or on the third anniversary of the Date of Grant or over such other period as the Board may determine, and each such date shall be a Vesting Date. With respect to Post-Transaction Awards, except as may be set forth in the Participant’s Award Agreement, Vesting ceases on such Participant’s Cessation Date (unless determined otherwise by the Board).

4.	Dividend Equivalent

4.1.	The Board may decide, on or before the grant or settlement of an Award under Rule 2 (Grant of Awards), that either:

a)	the Participant (or their nominee) shall receive an amount equal to the Dividend Equivalent. The Board shall decide the basis on which the value of such dividends shall be calculated, which may assume the reinvestment of dividends. The Board may also decide at this time whether the Dividend Equivalent shall be provided to the Participant in the form of cash and/or Shares. The Dividend Equivalent shall be provided in accordance with Rule 7.5 (Delivery of Dividend Equivalent); or

b)	the number of Shares comprised in the Award shall increase by deeming that Dividend Equivalents would have been reinvested in additional Shares on such terms as the Board shall decide.

5.	Grant Limits

The maximum aggregate Market Value of Shares over which Awards may be granted to any Employee during any Financial Year is:

a)	500% of the Employee’s annual base salary; or

b)	750% of the Employee’s annual base salary, if the Board determines that exceptional circumstances exist that justify a higher maximum.

6.	Vesting of Awards

6.1.	Determination of Performance Conditions

As soon as reasonably practicable after the end of a Performance Period, the Board shall determine the extent to which the Performance Conditions (if any), and any other condition imposed on the Vesting of the Award, have been satisfied during that Performance Period.

6.2.	Timing of Vesting

An Award shall Vest on the later of:

a)	the Award’s Vesting Date; and

b)	if Vesting under Rule 6.2(a) would cause a breach of applicable laws in a jurisdiction, the first date on which the issue or transfer of Shares after such Vesting would not cause any such breach of applicable laws, except where earlier Vesting occurs on an Early Vesting Date under Rule 12 (Cessation of Employment or Engagement) or Rule 13 (Takeovers and other Corporate Events).

6.3.	Extent of Vesting

a)	An Award shall only Vest:

i.	in relation to Awards comprising Performance Stock Units, to the extent that any Performance Condition is satisfied on the Vesting Date or, if appropriate, the Early Vesting Date;

ii.	to the extent that any other condition imposed on the Vesting of the Award is satisfied;

iii.	to the extent that any other term imposed on the Vesting of the Award permits;

iv.	in the case of early Vesting on an Early Vesting Date, in accordance with Rules 12.3 (Leavers: Reduction in Number of Vested Shares); and

v.	to the extent that any operation of the provisions in Rule 11 (Malus and Clawback) permits.

b)	Where, under Rule 12 (Cessation of Employment or Engagement) or Rule 13 (Takeovers and other Corporate Events), an Award would (subject to the satisfaction of any Performance Condition) Vest before the end of the full Performance Period over which any Performance Condition would be measured then, unless provided to the contrary by the Performance Condition, the extent to which the Performance Condition has been satisfied in such circumstances shall be determined by the Board on such reasonable basis as it decides.

6.4.	Lapse

a)	Unless otherwise determined by the Board, if, and to the extent that, an Award, or part thereof, does not Vest, then the Award, or part thereof, will lapse at the point at which it would have otherwise Vested and will become incapable of Vesting.

b)	Any Award which has not previously lapsed, Vested or been exercised will lapse automatically on the tenth anniversary of the Date of Grant.

7.	Consequences of Vesting

7.1.	This Rule 7 (Consequences of Vesting) shall be subject always to the Rules and, in particular, but without limitation, Rules 11 (Malus and Clawback), 12 (Cessation of Employment or Engagement), 13 (Takeovers and other Corporate Events), and 14 (Adjustment of Awards).

7.2.	Performance Stock Unit

a)	On or as soon as reasonably practicable after the Vesting Date of a Performance Stock Unit, the Board shall:

i.	determine the value and number of Shares to be transferred or allotted to the Participant; and

ii.	transfer or procure the transfer (or, if appropriate, allotment) of these Shares to the Participant (or a nominee for them).

b)	Each Participant shall be required to retain the net Shares delivered to them after any Tax Liability has been met (“Holding Shares”) in accordance with the restrictions in, and for a period determined in accordance with, Rule 9 (Holding Period).

7.3.	Restricted Stock Units

On or as soon as reasonably practicable after each Vesting Date of an Award comprising Restricted Stock Units, the Board shall transfer or procure the transfer (or, if appropriate, allotment) of the number of Shares which correspond to the proportion of the Award which Vested on the Vesting Date.

7.4.	Options

An Option shall be exercisable following each Vesting Date during the Vesting Period, in respect of the Vested Shares, at the Exercise Price, in accordance with Rule 8 (Exercise of Options).

7.5.	Delivery of Dividend Equivalent

a)	If not specified at the Date of Grant, the Board may decide on or before the Vesting of the Award whether any Dividend Equivalent will be provided in the form of cash and/or Shares.

b)	The provision of the Dividend Equivalent to the Participant shall be made as soon as reasonably possible after the issue or transfer of the Vested Shares, subject to the provisions of Rule 11 (Malus and Clawback) and as permitted under applicable laws.

8.	Exercise of Options

8.1.	Exercise in whole or part

An Option may be exercised in whole or in part in respect of no more than its aggregate number of Vested Shares.

8.2.	Method of Exercise

The exercise of any Option shall be effected in the form and manner prescribed by the Board. Unless the Board, acting fairly and reasonably determines otherwise, any notice of exercise shall, subject to Rule 16.2 (Tax Conditions Prior to Vesting and/or Exercise), take effect only when the Company receives it, together with payment of the Exercise Price (or, if the Board so permits, an undertaking to pay that amount). The Board may impose “blackout” or other periods during which Options may not be exercised or settled.

8.3.	Lapse of Options

An Option which has become exercisable shall lapse at the end of the Exercise Period to the extent it has not already lapsed or been exercised.

8.4.	Transfer or Allotment

As soon as reasonably practicable after an Option has been exercised, the Company shall, subject to Rule 16 (Tax Withholding) and any arrangement made under Rule 16.2 (Tax Conditions prior to Vesting and/or Exercise), transfer or procure the transfer to the Participant (or a nominee for them) or, if appropriate, allot to them (or a nominee for them) the number of Shares in respect of which the Option has been exercised.

8.5.	Cessation of Employment

Notwithstanding the Exercise Periods set forth in the Award Agreement, exercise of an Option that constitutes a Post-Transaction Award will always be subject to the following:

a)	if the Participant’s service is terminated for any reason except death or Disability, then the Participant may exercise such Participant’s Options, only to the extent that such Options are Vested and exercisable upon the Cessation Date, no later than three (3) months after the Cessation Date (or such shorter or longer time period not exceeding the original term of the Option as may be determined by the Board or Committee), but in any event, no later than the expiry of the Exercise Period of the Options; and

b)	if the Participant’s service is terminated because of the Participant’s death or Disability (or the Participant dies within three (3) months after a termination of service other than because of the Participant’s death or Disability), then the Participant’s Options may be exercised only to the extent that such Options are Vested and exercisable by the Participant on the Cessation Date and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the Cessation Date (or such shorter or longer time period not exceeding the original term of the Option as may be determined by the Board), but in any event no later than the expiry of the Exercise Period of the Options.

9.	Holding Period

9.1.	Application of Rule 9

This Rule 9 (Holding Period) sets out the restrictions on the sale, transfer, disposal and assignment applicable to Holding Shares during the Holding Period and shall apply to such Participants as the Board determines appropriate.

9.2.	Agreement of Participant

Subject to Rule 9.3 (Permitted Transfers during the Holding Period) below, each Participant to which this Rule applies agrees:

a)	to hold their Holding Shares during the Holding Period applying to those Shares in accordance with such terms and conditions that the Board may impose and determine from time to time, which may include their Holding Shares being held by a nominee appointed by the Company, on their behalf;

b)	not to sell, transfer, assign or dispose of any interest in their Holding Shares until the expiry of the Holding Period applying to those Shares;

c)	that, if they acquire any further Shares by virtue of their holding of Holding Shares during the Holding Period, those newly acquired Shares shall also be held subject to the terms of this Rule 9 (Holding Period) as they apply to the original Holding Shares until the expiry of the Holding Period, unless the Board, in its discretion, determines otherwise; and

d)	to enter into any other document required by the Board from time to time to give effect to the restrictions under this Rule 9 (Holding Period).

9.3.	Permitted Transfers during the Holding Period

a)	Subject to the prior approval of the Board, the Participant may transfer or assign some or all of their Holding Shares to their spouse or civil partner or to the Participant’s personal pension plan, or to a Family Member or Family Trust or similar vehicle for customary estate tax planning purposes (the “transferee”) during the Holding Period provided that the transferee has agreed to comply with the terms of this Rule 9 (Holding Period), any other terms and conditions imposed by the Board and the decisions of the Board.

b)	The Board may, in its discretion, allow a Participant to sell, transfer, assign or dispose of some or all of their Holding Shares before the end of the Holding Period, subject to any additional terms and conditions that the Board may specify.

10.	Cash Alternative

10.1.	Board Determination

Where an Option has been exercised or where an Award comprising Performance Stock Units or Restricted Stock Units Vests and Vested Shares have not yet been allotted or transferred to the Participant (or their nominee), the Board may determine that, in substitution for their right to acquire such number of Vested Shares as the Board may decide (but in full and final satisfaction of their right to acquire those Shares), they shall be paid by way of additional employment income a sum equal to the cash equivalent (as defined in Rule 10.3 (Cash Equivalent)) of that number of Shares in accordance with the following provisions of this Rule 10 (Cash Alternative).

10.2.	Limitation on the Use of this Rule

Rule 10.1 (Board Determination) shall not apply in relation to an Award made to a Participant in any jurisdiction where the presence of Rule 10.1 (Board Determination) would cause:

a)	the grant of the Award not to comply with applicable law; or

b)	adverse tax or social security contribution consequences for the Participant or any Group Company as determined by the Board.

10.3.	Cash Equivalent

For the purpose of this Rule 10 (Cash Alternative), the cash equivalent of a Share is:

a)	in the case of an Award comprising Performance Stock Units or Restricted Stock Units, the Market Value of a Share on the day when the Award Vests; and

b)	in the case of an Option, the Market Value of a Share on the day when the Option is exercised reduced by the Exercise Price in respect of that Share.

10.4.	Payment of Cash Equivalent

As soon as reasonably practicable after the Board has determined under Rule 10.1 (Board Determination) that a Participant shall be paid a sum in substitution for their right to acquire any number of Vested Shares:

a)	the Company shall pay to them or procure the payment to them of that sum in cash; and

b)	if the Participant has already paid the Company for those Shares, the Company shall return to the Participant the amount so paid by them.

11.	Malus and Clawback

11.1.	This Rule 11 (Malus and Clawback) shall apply in the event that the Board reasonably considers, at any time prior to the third anniversary of the Vesting Date of an Award, that an Award was granted to a greater extent than warranted as a result of:

a)	a material misstatement in the Group’s financial results;

b)	an error in assessing the achievement of any applicable Performance Conditions;

c)	the discovery of a Participant engaging in fraud or intentional illegal conduct materially contributing to a financial restatement;

d)	the application of any provision of any clawback, recoupment or forfeiture policy adopted by the Board; or

e)	a legal requirement,

and in each case which, in the opinion of the Board, justifies the operation of this Rule 11 (Malus and Clawback).

11.2.	In the event that this Rule 11 (Malus and Clawback) applies to a particular Award or the Award(s) of a particular Participant, the Board shall make any redetermination in respect of an Award which it considers appropriate, taking into account all the facts and circumstances known to the Board at the time of such redetermination, including any reduction in the value paid or payable or other such adjustment.

11.3.	Where an Award has been redetermined under Rule 11.2:

a)	where any payments are yet to be made, the Board may reduce (including, if appropriate, reducing to zero) any of the following elements of the remuneration of the relevant Participant:

i.	the amount of any future bonus which would, but for the operation of this Rule 11 (Malus and Clawback), be payable to the relevant Participant under any bonus plan operated by any Group Company; and/or

ii.	the amount of any other cash payment which would, but for the operation of this Rule 11 (Malus and Clawback), be payable to the relevant Participant by any Group Company; and/or

iii.	the number of Shares subject to any subsisting deferred bonus award held by the relevant Participant under a deferred bonus award plan or any other plan; and/or

iv.	the number of Shares subject to any subsisting Award and/or other award (either un-Vested or Vested but unexercised, as relevant) held by the relevant Participant under the Plan or any other employee share plan or share award arrangement (except for any award which is tax-advantaged pursuant to Schedules 2 to 5 inclusive of ITEPA) notwithstanding the extent to which any performance condition and/or any other condition imposed on any such award has been satisfied; and

b)	where any payments have already been made, the Board may require the relevant Participant to repay to such Group Company as the Board may direct, and on such terms as the Board may direct (including, but without limitation, on terms that the relevant amount is to be deducted or withheld from the relevant Participant’s salary or from any other payment to be made to the relevant Participant by any Group Company), all or such proportion of any such payments as is required for the malus and clawback to be satisfied in full.

11.4.	Any reduction made pursuant to Rule 11.3(a)(i) to 11.3(a)(iii) shall be made at such time or times as the Board determines appropriate.

11.5.	The Board may decide at any time to reduce the number of Shares subject to an Award (including, if appropriate, reducing to zero) to give effect to malus and clawback provisions of any form and/or name contained in any incentive plan or any bonus plan operated by any Group Company. The value of the reduction shall be in accordance with the terms of the relevant provisions of the relevant plan or, in the absence of any such term, on such basis as the Board, acting fairly and reasonably, decides is appropriate.

12.	Cessation of Employment or Engagement

12.1.	Accelerated Vesting of SA Awards in Certain Circumstances

Rule 12.1 applies only in respect of an SA Award held by a Participant whose employment or engagement with the Group ceases in connection with synergies relating to the Transaction (as determined by the Board). Where this Rule 12.1 applies, the relevant Participant’s SA Award will Vest in full on the final date of the Participant’s employment or engagement or on such earlier date as may be determined by the Board.

12.2.	Lapse in Bad Leaver Circumstances

In the event that a Participant becomes a Bad Leaver, any Award (whether Vested or un-Vested) held by the relevant Participant shall lapse immediately on their Cessation Date.

12.3.	Treatment of Leavers in Other Circumstances

In the event that a Participant becomes a Leaver and neither Rule 12.1 nor 12.2 applies, their Award will:

a)	if the Participant has become a Leaver due to death or Disability, Vest in full, unless the Board decides otherwise);

b)	if the Participant has become a Leaver for any other reason, Vest or lapse as determined by the Board taking into account applicable Group retention and severance guidelines based on the tenure and/or position of the Participant.

13.	Take Overs and other Corporate Transactions

13.1.	Assumption or Replacement of Awards by Successor

In the event of a Change of Control, any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants, or the successor corporation may substitute equivalent awards or provide substantially similar consideration to the Participants as was provided to stockholders (after taking into account the existing provisions of the Awards); provided that, unless otherwise determined by the Board, all Awards granted to non-Employee directors of the Board shall accelerate and be fully Vested upon such merger, consolidation or corporate transaction. In the event such successor corporation (if any) fails to assume or substitute Awards pursuant to a Change of Control transaction described in this Rule 13.1, all such Awards will expire on such transaction at such time and on such conditions as the Board shall determine. Notwithstanding the foregoing, a Change of Control must also qualify as a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of a corporation’s assets, as the case may be, within the meaning of Code Section 409A and the regulations thereunder.

13.2.	Other Treatment of Awards

Subject to any greater rights granted to the Participants under the foregoing provisions of this Rule 13, in the event of the occurrence of any transaction described in Rule 13.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, sale of assets or other “corporate transaction.”

13.3.	Assumption or Substitution of Awards by the Company

The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company’s award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Exercise Price and the number and nature of Shares issuable upon exercise of any such option will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

14.	Adjustment of Awards

14.1.	General Rule

In the event of:

a)	any variation of the share capital of the Company; or

b)	a Relevant Event which affects the market price of Shares to a material extent and the Board has not exercised its discretion under Rule 13.3 (Demergers and Similar Events),

the Board may make such adjustments as it considers appropriate under Rule 14.2 (Method of Adjustment).

14.2.	Method of Adjustment

If the Board determines that an adjustment is appropriate, an adjustment made under this Rule shall be to one or more of the following:

a)	the number and/or the type of Shares subject to an Award;

b)	subject to Rule 14.3 (Adjustment below Nominal Value), the Exercise Price;

c)	where any Award has Vested or Option has been exercised but no Shares have been transferred or allotted after such Vesting or exercise, the number of Shares which may be so transferred or allotted and (if relevant) the price at which they may be acquired; and

d)	the Performance Conditions of an Award comprising a Performance Stock Units, subject to Rule 15 (Changes to Performance Conditions).

To the extent applicable, Options to U.S. Taxpayers shall be adjusted in a manner that complies with Section 409A of the Code.

14.3.	Adjustment below Nominal Value

An adjustment under Rule 14.2 (Method of Adjustment) may have the effect of reducing the price at which Shares may be subscribed for on the exercise of an Option to less than their nominal value, but only if and to the extent that the Board is authorised:

a)	to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercised and which are to be allotted after such exercise exceeds the price at which the Shares may be subscribed for; and

b)	to apply that sum in paying up such amount on such Shares,

so that on exercise of any Option in respect of which such a reduction shall have been made the Board shall capitalise that sum (if any) and apply it in paying up that amount.

15.	Changes to Performance Conditions

15.1.	Where circumstances change in such a way as to cause the Board reasonably to consider that the Performance Conditions (if any) applicable to an Award (taken as a whole) no longer constitute a fair measure of performance, the Board may substitute, vary or waive any Performance Condition, provided that the Performance Conditions taken as a whole following such substitution, variation or waiver, are (in the reasonable opinion of the Board):

a)	as fair a measure of performance as; and

b)	no more difficult to satisfy than, the Performance Conditions taken as a whole at the Date of Grant.

15.2.	The Board shall, as soon as reasonably practicable following a substitution, variation or waiver of the Performance Conditions under Rule 15.1, notify each affected Participant of such substitution, variation or waiver.

16.	Tax Withholding

16.1.	A Participant shall be responsible for, and shall indemnify the Company against, all Tax Liability. The Company or any Group Company may withhold any amount that it considers necessary or appropriate to satisfy any Tax Liability from any amounts due to the Participant (whether under this Plan or otherwise, including, but not limited to, any salary or bonus payments) and/or make any other arrangements as it considers necessary or appropriate to satisfy any Tax Liability including, without limitation, the sale of sufficient Shares on the Participant’s behalf to realise an amount equal to the Tax Liability (and the payment of that amount to the relevant authorities in satisfaction of the Tax Liability).

16.2.	Tax Conditions Prior to Vesting and/or Exercise

An Award shall not Vest, and an Option may not be exercised unless, and until, the following conditions are satisfied:

a)	if, on the Vesting of the Award or on the exercise of the Option, a Tax Liability would arise by virtue of such Vesting or exercise and the Board decides that such Tax Liability shall not be satisfied by the sale of Shares pursuant to Rule 16.1, then the Participant must have entered into arrangements acceptable to the Board that the relevant Group Company will receive the amount of such Tax Liability; and

b)	where the Board requires, the Participant has entered into, or agreed to enter into, a valid election under Part 7 of ITEPA (Employment income: elections to disapply tax charge on restricted securities) or any similar arrangement in any overseas jurisdiction.

16.3.	If a Participant will, or is likely to, incur any Tax Liability before the Vesting of an Award then that Participant must enter into arrangements acceptable to any relevant Group Company to ensure that it receives the amount of such Tax Liability.

17.	General Rules about Shares

17.1.	Rights

Shares issued on subscription will rank equally in all respects with Shares already in issue.

Except where otherwise provided under these Rules, where Shares are transferred (including transferred from treasury), they will have the benefit of all rights attaching to Shares already in issue by reference to a record date on or after the date on which they are allotted or awarded.

17.2.	Consents

All allotments, issues and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United States of America or elsewhere. The Participant will be responsible for complying with any requirements to be fulfilled in order to obtain or avoid the need for these consents.

17.3.	Bylaws

Any Shares acquired will be subject to the bylaws of the Company from time to time in force.

17.4.	Listing

If and for so long as the Shares are admitted to trading on the NASDAQ, the Company will apply for the registration of any Shares issued pursuant to the Plan.

17.5.	Availability of Shares

The Company will keep available for allotment sufficient unissued Shares, or will procure that sufficient Shares are available for transfer, in order to satisfy all rights over Shares.

18.	Participation in Plan

18.1.	The Plan shall not form part of any contract of employment or engagement between any Group Company and any Employee and the rights and obligations of any individual under the terms of his or her employment or engagement shall not be affected by his or her participation in the Plan.

18.2.	Participation in the Plan is discretionary and no Employee is entitled to participate in, or be considered for participation in, the Plan. Participation in the Plan on a particular basis in any year does not create any right to participate in the Plan on the same basis, or at all, in any future year. Operation of the Plan or participation in it shall not create any right to continued employment or engagement.

18.3.	No Participant shall be entitled to claim compensation or damages from any Group Company for any loss or potential loss of rights or benefits (actual or potential) pursuant to any Award in consequence of the termination of the Participant’s office, employment or engagement by any Group Company for any reason whatsoever and whether the termination is lawful, unlawful, wrongful, fair or unfair.

18.4.	Neither the payment of any amount under this Plan, the grant of an Award nor any benefit pursuant to an Award shall form part of a Participant’s pensionable remuneration for the purposes of any pension plan or similar arrangement which may be operated by any Group Company.

19.	Administration and Amendment

19.1.	The Board may at any time amend the Plan or any Award in any respect, and any such amendment can be retroactive, provided that no amendment shall be made to the terms of an Award without the prior consent of the relevant Participant if that amendment would, in the opinion of the Board, materially adversely affect the subsisting rights of the Participant in relation to that Award.

19.2.	The Board shall have the power to interpret the Rules and its decision on any matter relating to the interpretation of the Rules and any other matters concerning the Plan (including the rectification of errors or mistakes of procedure or otherwise) shall be final and binding.

19.3.	Any notice or other communication under or in connection with the Plan may be given by post or email, which, in the case of the Participant, should be addressed to the address last known to the Company and, in the case of the Company, should be addressed to the Company Secretary and shall be deemed to have been received when, in the ordinary course of transmission, it would be received by the addressee.

20.	Data Protection

20.1.	The Company may process each Participant’s personal data, and shall do so in accordance with, and for the purposes set out in: (i) such Company Privacy Notice as may be implemented from time to time; (ii) this Plan; and (iii) applicable law. Details of the sources from which each Participant’s personal data may be collected, the categories of data affected, the recipients to whom those data may be disclosed, the Company’s data protection compliance measures, a Participant’s rights with respect to the processing of such personal data, and relevant contact details for data protection questions and concerns, are provided in that notice.

20.2.	By participating in the Plan, each Participant agrees to:

a)	abide by the provisions of all applicable laws regarding the processing of personal data;

b)	abide by the provisions of all Company policies and procedures regarding the processing of personal data, from the date on which such policies and procedures are provided to the Participant; and

c)	at all times maintain the security and confidentiality of all personal data processed in the course of the Participant’s duties.

21.	Section 409A

To the extent that any Award to a U.S. Taxpayer is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with Section 409A of the Code. The Company shall have no liability to any Participant or otherwise if the Plan or any Award, or any Vesting, exercise or payment of any Award hereunder is subject to the additional tax and penalties under Section 409A of the Code. If any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A of the Code) to a Participant who is considered a “specified employee” (within the meaning of Section 409A of the Code), then no such payment shall be made prior to the date that is the earlier of: (i) six months and one day after the Participant’s date of separation from service; or (ii) the Participant’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A of the Code.

22.	Third Party Rights

No third party shall have any right under the Contracts (Rights of Third Parties) Act 1999 or equivalent legislation outside the UK to enforce any term of this Plan.

23.	Termination

23.1.	The Plan shall terminate on May 9, 2028, being the tenth anniversary of the date the Plan was originally adopted by the Avast Board, unless terminated earlier by the Board in its discretion. Termination of the Plan shall not affect subsisting Awards.

23.2.	Any Award which has not previously lapsed, Vested or been exercised will lapse automatically on the tenth anniversary of the Date of Grant.

24.	Governing Law and Jurisdiction

24.1.	This Plan and any Award and any dispute, claim or difference arising out of or in connection with the Plan or any Award or the subject matter or formation of either (including non-contractual disputes, claims or differences) shall be governed by and construed in accordance with the law the State of Delaware, United States, without regard to its conflict of laws.

24.2.	The Company and each Participant irrevocably agree, submit and consent to, with respect to the settlement of any dispute, claim or difference arising out of or in connection with this Plan or any Award or the subject matter or formation of either (including non-contractual disputes, claims or differences), the exclusive jurisdiction of the State of California and agree that such disputes, claims or differences shall be conducted only in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where the applicable Award is made and/or to be performed.